SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

THE PROGRESSIVE CORPORATION

(Name of Issuer)

THE PROGRESSIVE CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Shares, $1.00 Par Value
(Title of Class of Securities)

0743315103
(CUSIP Number of Class of Securities)

Charles E. Jarrett, Secretary
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, OH 44143
(440) 461-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John M. Gherlein, Esq.
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, Ohio 44114
(216) 621-0200

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CALCULATION OF FILING FEE
Item 12. Exhibits.
EXHIBIT INDEX
EX-(A)(5)(II) Communications to Employees Dated September 13, 2004

CALCULATION OF FILING FEE

Amount of
Transaction Valuation	Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to pre-commencement communications, in connection with the planned tender offer by The Progressive Corporation, an Ohio corporation (the “Company”), to purchase up to 17,100,000 common shares, $1.00 par value, (subject to its right to purchase up to an additional 2% of its outstanding common shares) or such lesser number of common shares as is properly tendered and not properly withdrawn, at a price not greater than $88.00 nor less than $78.00 per share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(5)(i)	Press Release, dated September 13, 2004, incorporated by reference to Exhibit 99 to the Company’s Form 8-K dated September 13, 2004 and furnished on September 13, 2004.

(a)(5)(ii)	Communication to Employees dated September 13, 2004.

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EXHIBIT INDEX

Exhibit
Number	Description
(a)(5)(i)	Press Release, dated September 13, 2004, incorporated by reference to Exhibit 99 to the Company’s Form 8-K dated September 13, 2004 furnished on September 13, 2004.

(a)(5)(ii)	Communication to Employees dated September 13, 2004.

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